UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG
(Name of Filing Persons (offerors))

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072
(CUSIP Number of Class of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

With a copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N.A.	Form or Registration No.: N.A.
Filing Party: N.A.
Form: N.A.	Date Filed: N.A.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Item 12.  Exhibits.

Exhibit	Description
(a)(5)(A)	Ad hoc Announcement, dated February 21, 2006.
(a)(5)(B)	Relevant Notice, dated February 21, 2006.
(a)(5)(C)	Press Release, dated February 21, 2006.

Item 14. Exhibit Index.

Exhibit	Description
(a)(5)(A)	Ad hoc Announcement, dated February 21, 2006.
(a)(5)(B)	Relevant Notice, dated February 21, 2006.
(a)(5)(C)	Press Release, dated February 21, 2006.

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